SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2007	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: May 10, 2007	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 07-012 dated May 9, 2007

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium declares dividend	07-012
Date:  May 9, 2007

Contact:
Investor/Media Relations:
Richard Downey
Senior Director, Investor Relations
Phone:  (403) 225-7357

Christine Gillespie
Manager, Investor Relations
Phone: (403) 225-7437

ALL AMOUNTS ARE STATED IN U.S.$	Contact us at: www.agrium.com

Calgary, Alberta — The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) has declared a dividend of five and one half cents U.S. per common share to be paid on July 5, 2007 to shareholders of record on June 14, 2007.
All dividends paid by Agrium Inc. are, pursuant to subsection 89(14) of the Income Tax Act, designated as eligible dividends. An eligible dividend paid to a Canadian resident is entitled to the enhanced dividend tax credit.
Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.